June 9, 2022

VIA EDGAR

Securities and Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention:

Ms. Jan Woo, Legal Branch Chief

Mr. Jeff Kauten, Staff Attorney

Mr. Robert Littlepage, Accounting Branch Chief

Ms. Kathryn Jacobson, Staff Accountant

RE:	Soulgate Inc.

Request to Withdraw Registration Statement on Form F-1 (File No. 333-255974)

Dear Ms. Woo, Mr. Kauten, Mr. Littlepage and Ms. Jacobson:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Soulgate Inc. (the “Company”) hereby requests that the above-referenced registration statements on Form F-1 originally filed on May 10, 2021, including all exhibits filed therewith and all amendments thereto (the “F-1 Registration Statement”), be withdrawn, effective as of the date hereof.

The Company has determined not to proceed at this time with the proposed offering and sale of the securities proposed to be covered by the F-1 Registration Statement. The F-1 Registration Statement was not declared effective and none of the Company’s securities has been issued or sold pursuant to the F-1 Registration Statement. The Company is withdrawing the F-1 Registration Statement on grounds that the withdrawal of the F-1 Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

Soulgate Inc.

By: /s/ Lu Zhang
Name: Lu Zhang
Title: Chairwoman and Chief Executive Officer

cc:	Haiping Li, esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Brian V. Breheny, esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP